Exhibit 99.1

                                  CERTIFICATION
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
             (SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF
                          TITLE 18,UNITED STATES CODE)

Pursuant to section 906 of the  Sarbanes-Oxley  Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of Title 18, United States Code), each of the undersigned officers of Berkley Resources Inc. (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the "Form 20-F") that, to the best of their knowledge:

     (1) the Form 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.




Dated: 7/11/03                      /s/ Matt Wayrynen
      ------------------            --------------------------------------------
                                    Matt Wayrynen, President
                                    (Principal Executive and  Financial Officer)